Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 18, 2007

Relating to Preliminary Prospectus dated July 10, 2007

Registration No. 333-140232

11,000,000 Shares

Common Stock

On July 18, 2007, Monotype Imaging Holdings Inc. filed Amendment No. 6 to its Registration Statement on Form S-1 to update certain disclosures that had been provided in its Preliminary Prospectus dated July 10, 2007. The following summarizes certain terms of the disclosure in the preliminary prospectus included in Amendment No. 6 to the Registration Statement that did not appear in the Preliminary Prospectus dated July 10, 2007. References to “we,” “us,” “our” and “our company” are used in the manner described in the Preliminary Prospectus dated July 10, 2007.

Under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Three Months Ended March 31, 2006 and 2007—Operating Expenses” on pages 51 and 52 of the preliminary prospectus included in Amendment No. 6 to the Registration Statement, we added the following disclosures:

Upon completion of this offering, we expect to record a $3.0 million charge for extinguishment of debt in connection with the repayment of our Second Lien Credit Facility. This charge will consist of a $1.4 million cash prepayment penalty and approximately $1.6 million for a non-cash write-down of debt discounts, which are currently being amortized to interest expense. We expect that this charge will result in a net loss for the three months ending September 30, 2007.

In light of the changes we made to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we made the following other changes to the preliminary prospectus included in Amendment No. 6 to the Registration Statement. Under the caption “The Offering” on page 4, we revised the disclosure to provide that the prepayment penalties in connection with our Second Lien Credit Facility will be $1.4 million, rather than $2.1 million as previously disclosed, and to adjust the net proceeds from the offering accordingly, as follows:

We expect to receive net proceeds from the offering of approximately $73.6 million. We intend to use the net proceeds from this offering received by us, together with the $10.2 million in proceeds from the increase in our term loan under one of our credit facilities, to repay in full our term loan that would otherwise expire on July 28, 2011 in the amount of $71.4 million, which includes $1.4 million in prepayment penalties, and to redeem the shares of redeemable preferred stock issuable upon conversion of the convertible preferred stock from TA Associates, D.B. Zwirn and the Investing Employees in the amount of $9.7 million. We intend to use the balance of the net proceeds of this offering for working capital and other general corporate purposes, which may include further paydowns of our indebtedness.

Under the caption “Summary Consolidated Financial and Other Data” on page 6, we revised the “As Adjusted” amounts to reflect the fact that the prepayment penalties in connection with our Second Lien Credit Facility will be $1.4 million, rather than $2.1 million as previously disclosed, as follows:

	Actual	As Adjusted(1)
Consolidated Summary Balance Sheet Data:
Cash and cash equivalents	$6,838	$5,329
Total current assets	20,541	19,032
Total assets	273,954	269,359
Total current liabilities	38,057	35,099
Total debt	200,728	136,699
Convertible redeemable preferred stock	53,876	—
Additional paid-in capital	1,072	119,225
Total stockholders’ equity (deficit)	(24,209)	91,758

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share would increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $5.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

Under the caption “Risk Factors” on page 19, we added disclosure that we expect that the $3.0 million charge described above will result in a net loss for the three months ending September 30, 2007, as follows:

Our quarterly results and stock price may fluctuate significantly.

We expect our operating results to be subject to quarterly fluctuations. The revenue we generate and our operating results will be affected by numerous factors, including:

•	demand for CE devices that include our text imaging solutions;

•	demand for our fonts and custom font design services;

•	delays in product shipment by our customers;

•	industry consolidation;

•	introduction, enhancement and market acceptance of text imaging solutions by us and our competitors;

•	price reductions by us or our competitors or changes in how text imaging solutions are priced;

•	the mix of text imaging solutions offered by us and our competitors;

•	the mix of international and U.S. revenue generated by our solutions;

•	financial implications of acquisitions, in particular foreign acquisitions involving different accounting standards, foreign currency issues, international tax planning requirements and the like;

•	timing of billings to customers on royalty reports received by us under our licensing agreements; and

•	our ability to hire and retain qualified personnel.

For example, as a result of the schedule of royalty reporting from laser printer and other CE device manufacturers, our OEM revenue in the first quarter of 2006 was lower than the revenue in the prior quarter. In the fourth quarter of 2006, our OEM revenue declined by approximately $889,000 compared to the prior quarter due to the timing of product delivery and billings to a significant customer. Also, as a result of variances on the timing of transactions through our e-commerce websites, our revenue varies from quarter to quarter. In addition, a substantial portion of our quarterly revenue is based on actual shipment by our customers of products incorporating our text imaging solutions in the preceding quarter, and not on contractually agreed upon minimum revenue commitments. Because the shipping of products by our customers is outside our control and difficult to predict, our ability to accurately forecast quarterly revenue is limited. Additionally, under a fixed fee license agreement we have, we have agreed to certain reductions in the fee payable over a period of years. Upon completion of this offering, we expect to incur approximately $3.0 million in a one-time charge associated with the repayment in full of one of our credit facilities. We expect that this charge will result in a net loss for the third quarter of 2007. Quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Under the caption “Use of Proceeds” on page 26, we revised the disclosure to provide that the prepayment penalties in connection with our Second Lien Credit Facility will be $1.4 million, rather than $2.1 million as previously disclosed, as follows:

We intend to use the net proceeds from this offering received by us, together with the $10.2 million in proceeds from the increase in our term loan under our First Lien Credit Facility, to:

•	repay in full our term loan arranged by D.B. Zwirn, or the Second Lien Credit Facility, in the amount of $71.4 million, which includes $1.4 million in prepayment penalties; and

•	redeem the shares of redeemable preferred stock issuable upon conversion of the convertible preferred stock from TA Associates, D.B. Zwirn and the Investing Employees in the amount of $9.7 million.

We intend to use the balance of the net proceeds of this offering for working capital and other general corporate purposes, which may include further paydowns of our indebtedness.

After giving effect to this offering, TA Associates will hold approximately 52.4% of our common stock. Messrs. Johnston and Meeks, both directors of Monotype, are Managing Directors of TA Associates. After giving effect to this offering, D.B. Zwirn will hold approximately 3.2% of our common stock. See “Principal and Selling Stockholders.”

The terms of the Second Lien Credit Facility were amended in July 2006 to increase the term loan from $65 million to $70 million and the proceeds were used in connection with the acquisition of Linotype. Our Second Lien Credit Facility is due and payable in full on July 28, 2011. The terms provide for prepayment penalties based on a percentage of the prepayment amount as follows: 3% for payments made before July 29, 2007, 2% for payments made from July 29, 2007 through July 28, 2008 and 1% for payments made from July 29, 2008 through July 28, 2009. At our option, borrowing under the Second Lien Credit Facility bears interest at either (i) the prime rate plus a margin, as defined by the credit agreement, or (ii) the London interbank offered rate, or LIBOR, plus a margin as defined by the credit agreement, payable monthly. As of March 31, 2007, the interest rate on our Second Lien Credit Facility was 12.10%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

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Under the caption “Capitalization” on page 27 we revised the footnotes to the table showing our capitalization as of March 31, 2007 to describe the expected write-down of our related debt discounts of $1.6 million at March 31, 2007, which in addition to the $1.4 million prepayment penalties, constitutes the $3.0 million charge described above, and to add a footnote to explain the effect on accumulated deficit of various adjustments, including the $3.0 million charge, as set forth below. We also revised the footnotes to provide that the prepayment penalties in connection with our Second Lien Credit Facility will be $1.4 million, rather than $2.1 million as previously disclosed, as follows:

	As of March 31, 2007
	Actual	As Adjusted(1)
Long-term debt:
Current	$13,291	$14,024
Long-term(2)	187,437	122,675

Total long-term debt, including current portion	200,728	136,699
Convertible redeemable preferred stock, $0.01 par value, 5,994,199 shares authorized; 5,840,354 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted(3)	53,876	—
Stockholders’ equity:
Preferred stock, par value $0.001 per share, no shares authorized, actual; 10,000,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Common stock, par value $0.001 per share, 40,000,000 shares authorized, 3,772,872 shares issued and outstanding, actual; 250,000,000 shares authorized, 33,559,945 shares issued and outstanding, as adjusted	4	34
Treasury stock, at cost, 40,836 shares, actual and as adjusted	(41)	(41)
Additional paid-in capital	1,072	119,225
Accumulated other comprehensive income	686	686
Accumulated deficit(4)	(25,930)	(28,146)

Total stockholders’ equity (deficit)	(24,209)	91,758

Total capitalization	$230,395	$228,457

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share would increase or decrease, as applicable, the amount of additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $5.6 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

(2)	Shortly following the completion of this offering and as presented on an as adjusted basis, $70 million owed under our Second Lien Credit Facility will be repaid, plus $1.4 million in prepayment penalties. We will also write-down related debt discounts of approximately $1.6 million at March 31, 2007. Our First Lien Credit Facility will be increased to $160.0 million, consisting of a term loan of $140.0 million and a revolving credit facility of up to $20.0 million, effective upon consummation of this offering.

(3)	Upon the completion of this offering and as presented on an as adjusted basis, the outstanding shares of convertible preferred stock will convert into an aggregate of 23,361,416 shares of common stock and 5,840,354 shares of redeemable preferred stock. As presented on an as adjusted basis, all shares of redeemable preferred stock will be immediately redeemed upon issuance for an aggregate of $9.7 million.

(4)	Upon completion of this offering and as presented on an as adjusted basis, a charge will be recognized for $1.4 million in prepayment penalties, approximately $1.6 million for the non-cash write-down of debt discounts and $387 for non-cash compensation expense associated with the conversion of the notes issued in connection with the acquisition of China Type Design. The increase to accumulated deficit on an as adjusted basis reflects this charge, net of the estimated tax impact.

Under the caption “Dilution” on page 28, we revised the disclosure to reflect the fact that the prepayment penalties in connection with our Second Lien Credit Facility will be $1.4 million, rather than $2.1 million as previously disclosed, as follows:

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After giving effect to the sale by us of 6,000,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, the midpoint of the range on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and application of the net proceeds of the offering as described in “Use of Proceeds”, our adjusted pro forma net tangible book value as of March 31, 2007, would have been approximately $(155.9) million, or approximately $(4.65) per share. This amount represents an immediate increase in pro forma net tangible book value of $3.61 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $18.65 per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$14.00
Pro forma net tangible book value as of March 31, 2007	$(8.26)
Increase per share attributable to new investors	3.61

Adjusted pro forma net tangible book value per share after this offering		$(4.65)

Dilution in pro forma net tangible book value per share to new investors		$18.65

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) our adjusted pro forma net tangible book value as of March 31, 2007 by approximately $5.6 million, the adjusted pro forma net tangible book value per share after this offering by $0.17 and the dilution in adjusted pro forma net tangible book value to new investors in this offering by $0.17 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

In addition, the above discussion and table assume no exercise of stock options after March 31, 2007. As of March 31, 2007 and after giving effect to the exercise of options for shares that will be included in this offering, we had outstanding options to purchase a total of 2,390,660 shares of common stock at a weighted average exercise price of $3.657 per share. If all such options had been exercised as of March 31, 2007, adjusted pro forma net tangible book value would be $(4.09) per share and dilution to new investors would be $18.09 per share.

Under the caption “Certain Relationships and Related Party Transactions—Arrangements with TA Associates, D.B. Zwirn and Certain Officers—Acquisition of Agfa Monotype” on page 108, we revised the disclosure to provide that amount paid per share by Ms. Arthur and her two sons was $15.46, rather than $3.865, as follows:

On June 15, 2005, Ms. Arthur and her two sons purchased an aggregate of 19,405 shares of our convertible preferred stock at a purchase price of $15.46 per share. On June 17, 2005, Ms. Arthur purchased 132,000 shares of restricted common stock at a fair market value of $1.365 per share.

In the “Consolidated Statement of Operations” on page F-4, we revised the disclosure to provide that Basic Weighted Average Number of Shares for the year ended December 31, 2005 was 1,417,484, rather than 1,371,016.

To review a filed copy of our current registration statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1385292/000119312507157339/ds1a.htm

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-294-1322 OR YOU MAY E-MAIL A REQUEST TO DG.PROSPECTUS_DISTRIBUTION@BOFASECURITIES.COM.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA AN ELECTRONIC EMAIL SYSTEM.

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